Exhibit 2.1

AMENDMENT NO. 1

TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT No. 1 (this “Amendment”) to the Agreement and Plan of Merger, dated as of December 12, 2006 (the “Agreement”), by and among Sovereign Holdings, Inc., Sovereign Merger Sub, Inc. and Sabre Holdings Corporation, is entered into as of March 27, 2007.

WHEREAS, the parties hereto wish to amend the Agreement as hereinafter provided;

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1. Definitions; References. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.

Section 2. Amendment of the Agreement. Section 8.4.1 of the Agreement is hereby amended and restated as follows:

“If this Agreement is terminated pursuant to Section 8.1(c)(ii) and neither Parent nor Merger Sub is in material default of this Agreement at the time of such termination, then the Company shall pay Parent a termination fee of $135,000,000 not later than the day of such termination. If this Agreement is terminated pursuant to Section 8.1(b)(i) or Section 8.1(d)(ii) and neither Parent nor Merger Sub is in material default of this Agreement at the time of such termination, then, in the event that, (i) after the date hereof and prior to such termination, any Third Party shall have publicly made, proposed, communicated or disclosed an intention to make a bona fide Takeover Proposal, which bona fide Takeover Proposal has not been retracted or rescinded by the time of the Company Stockholders’ Meeting and (ii) within six (6) months of the termination of this Agreement the Company enters into a definitive agreement with such Third Party with respect to a Takeover Proposal (with all percentages in the definition of Takeover Proposal increased to fifty (50) percent) or any Takeover Proposal is consummated by such Third Party (with all percentages in the definition of Takeover Proposal increased to fifty (50) percent), then the Company shall pay, or cause to be paid to, Parent a termination fee of $80,000,000 (such fee, or the fee described in the first sentence of this Section 8.4.1, as applicable, the “Termination Fee”) immediately upon consummation of such Takeover Proposal. The Termination Fee shall be paid by wire transfer of immediately available funds to an account designated in writing to the Company by Parent and shall be the sole and exclusive remedy of Parent and/or Merger Sub against the Company in circumstance in which the Termination Fee is payable. For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Termination Fee on more than one occasion.”

Section 3. No Other Amendments. Except as expressly amended by this Amendment, the Agreement shall remain in full force and effect in accordance with its terms.

Section 4. Miscellaneous. This Amendment shall be governed by and interpreted in accordance with the terms and provisions set forth in the Agreement.

[Signature page follows]

IN WITNESS WHEREOF, Sovereign Holdings, Inc., Sovereign Merger Sub, Inc. and Sabre Holdings Corporation have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

Sovereign Holdings, Inc.

By:	/s/ Karl Peterson
	Name:	Karl Peterson
	Title:	President

Sovereign Merger Sub, Inc.

By:	/s/ Karl Peterson
	Name:	Karl Peterson
	Title:	President

Sabre Holdings Corporation

By:	/s/ James F. Brashear
	Name:	James F. Brashear
	Title:	Corporate Secretary